PAUL DAVIS FANCHER 404.885.3310 Telephone 404-962-6755 Fax paul.fancher@troutmansanders.com	TROUTMAN SANDERS	TROUTMAN SANDERS LLP Attorneys at Law Bank of America Plaza 600 Peachtree Street, NE Suite 5200 Atlanta, Georgia 30308-2216 404.885.3000 telephone 404.885.3900 facsimile troutmansanders.com

June 17, 2010

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn:   Michael Seaman

Re:         CompuCredit Holdings Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2010
Form 8-K Filed April 2, 2010
File No. 000-53717

Dear Mr. Seaman:

CompuCredit Holdings Corporation (the “Company”) has received and hereby acknowledges receipt of the comment letter dated June 7, 2010 (the “Comment Letter”) provided by the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC”), with respect to the above-referenced SEC filings.

The Company is working expeditiously to respond to the Comment Letter.  However, in order to address fully the comments contained in the Comment Letter, the Company respectfully requests an extension of time to respond.  The Company currently plans to respond to the Comment Letter no later than June 25, 2010.

Thank you for your consideration of our request for an extension.  If you have any questions, please do not hesitate to call me at (404) 885-3310 or Brinkley Dickerson at (404) 885-3822.

Very truly yours,

/s/ Paul Davis Fancher
Paul Davis Fancher

cc:           J.Paul Whitehead, III (CompuCredit Holdings Corporation)
W. Brinkley Dickerson, Jr. (Troutman Sanders LLP)

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